# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KUSTOM ENTERTAINMENT, INC., CIK 0001342958
CUSIP: 25382T606
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211
Date of event which requires filing of this statement: 07/22/2026
Amends the filing with accession number 0002148029-26-000001
Filed by CIK 0002148029
Persons authorized to receive notices and communications: Ryan Martin, 672 Northridge Dr., Gallatin, Tennessee (TN), 37066, 7708230684

## Reporting persons
- Martin Ryan Todd (CIK 0002148029): type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); source of funds: personal funds (PF); sole voting power 336,500; sole dispositive power 336,500; aggregate amount beneficially owned 336,500

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KUSTOM ENTERTAINMENT, INC.
Address of issuer's principal executive offices: 6366 COLLEGE BLVD., 6366 COLLEGE BLVD., OVERLAND PARK, Kansas (KS), 66211

## Item 4. Purpose of Transaction
Purpose of transaction: passive investment

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose: 336500

## Signatures
- Martin Ryan Todd: Ryan Martin, Individual (07/30/2026)